SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 MEMORIAL FUNDS
                               Two Portland Square
                              Portland, Maine 04101

                          File Nos. 811-8529; 333-41461


                       NOTIFICATION OF RULE 18F-1 ELECTION


         The undersigned registered open-end investment company, on behalf of its series that have the right to redeem in kind, hereby notifies the Securities and Exchange Commission that it elects to commit such series to pay in cash all redemptions by a shareholder of record in accordance with the provisions of Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Portland and the State of Maine on the 13th day of March, 1998.


                                         MEMORIAL FUNDS




                                         By:  /s/  Max Berueffy
                                            -------------------------------
                                                Max Berueffy
                                                  Vice President and Secretary



Attest:  /s/  D. Blaine Riggle
        ----------------------------
            D. Blaine Riggle
              Assistant Secretary